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                                                                    Exhibit 99.2

                                     For Further Information Contact
                                     Robert E. Phaneuf
For Immediate Release                Vice President - Corporate Development
Wednesday, November 7, 2001          (918) 592-0101

                    VINTAGE PETROLEUM ANNOUNCES REVISIONS TO
                  2001 AND 2002 TARGETS AND 2002 CAPITAL BUDGET

     Tulsa, Oklahoma - Vintage Petroleum, Inc. today announced revisions to its financial and operating targets for 2001 and 2002, and capital budget for 2002 based on year-to-date results and the change in outlook for operations as well as oil and gas prices.

Growth Targets for 2001 Revised

     The company has reduced its 2001 target production by 2 percent to 34.5 million BOE primarily as a result of production variances in Canada and Argentina. The revised production target of 34.5 million BOE represents a 20 percent increase over the 2000 production level. Lease operating and general and administrative expenses are expected to rise somewhat on a BOE basis from previously targeted levels to $6.27 per BOE and $1.45 per BOE, respectively, principally as a result of lower production volumes, significant plant maintenance costs in Canada and Canadian transportation costs previously netted against revenues.

     Based on the year-to-date average NYMEX price for oil and the outlook for the remainder of 2001, Vintage has essentially held constant the assumed average NYMEX oil price for the year at $26.45 per barrel from its previous assumption of $26.50 per barrel. The assumed NYMEX gas price has been reduced to $4.46 per MMBtu for 2001 from $4.75 per MMBtu, reflecting weakening gas prices in the second half of 2001 triggered by increasing confidence of an ample supply of gas in storage to meet winter demand. Given the revised expectations for production, assumed prices and costs enumerated in the accompanying table

                                     -More-

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entitled "Vintage Petroleum, Inc. Revised Targets for 2001", as well as other expectations, Vintage has reduced its target for cash flow in 2001 by 12 percent to approximately $350 million compared to the prior target of $395 million.

Revised Targets and Budget for 2002

     Based on reduced expectations for the average price of oil and gas next year, the company plans to defer certain projects and, accordingly, has reduced the 2002 non-acquisition budget to $270 million from the previous level of $298 million. Deferral of some discretionary projects which required near-term capital but would not produce near-term production allowed the company to reduce the capital budget by 9 percent while reducing targeted 2002 production by only 3 percent to 38.3 million BOE. This represents a year-over-year, non-acquisition production growth target of 11 percent. The revised non-acquisition capital budget of $270 million represents an increase of 13 percent above the 2001 budget.

     Approximately $218 million, or 81 percent, is allocated for lower-risk extensional drilling and exploitation activities with the remaining $52 million, or 19 percent, designated for higher-risk, impactive exploration. The percentage of the revised budget of $270 million allocated to each major business unit remains approximately the same as that allocated in the previous budget.

     The exploitation and exploration budget for Canada has been reduced to $109 million and is now 40 percent of the company's total capital spending plan. The new field exploration portion of the Canadian budget will be about $4 million, while $105 million will target predominantly extensional drilling and exploitation activities.

     Nearly 33 percent of the total capital budget, or $87 million, will be spent in South America with the largest portion, $69 million, allocated for exploitation in Argentina. Ecuador's budget of about $16 million, will remain unchanged and will be spent on four development wells in anticipation of the start-up of the OCP pipeline in 2003.

                                     -More-

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     Approximately 21 percent of the budget, or $57 million, is targeted for the
U.S., with $30 million, or 53 percent, dedicated to exploration in areas of existing production as well as new field exploration. The remaining $27 million, or 47 percent, is allocated to exploitation.

     The final $17 million, or 6 percent of the 2002 capital spending plan, has been allocated to frontier or potentially high-impact exploration ventures in Yemen, Trinidad and the Northwest Territories.

     Based on the assumption that well service and lease power and fuel costs will moderate, LOE cost per BOE is now forecast at $6.11 in 2002. Based on reduced NYMEX commodity price assumptions of $22.00 per barrel for oil and $3.25 per MMBtu for gas, as well as other expectations, the preliminary target for 2002 cash flow is $275 million. The accompanying table entitled "Vintage Petroleum, Inc. Revised Targets for 2002", sets forth the company's targeted production and costs per BOE in more detail.

Vintage to Webcast Conference Call

     The company's third-quarter 2001 conference call to review third-quarter results and revisions to the 2001 and 2002 capital budget and targets will be broadcast on a listen-only basis over the internet on Thursday, November 8 at 3 p.m. Central Time. Interested parties may access the live webcast by visiting the Vintage Petroleum, Inc. website at www.vintagepetroleum.com, or at
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www.streetevents.com and selecting "Individual Investors Company Boardroom".  A
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replay of the call will be available for 7 days at www.vintagepetroleum.com and
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at www.streetevents.com following the completion of the call.  A telephone
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replay will be available until November 15 at (402) 530-9026.  To listen to the internet broadcast, participants will need a multimedia computer with speakers and the Windows media player installed. Download from

www.microsoft.com/windows/windowsmedia/en/download/default.asp and test the
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software at least one day prior to the call.  Vintage Petroleum is unable to provide technical support for downloading the software.

                                     -More-

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Forward-Looking Statements

     This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address operating and financial targets, estimates of capital expenditures, future production, costs and cash flow, NYMEX reference prices, realized prices, exploration drilling, exploitation activities, acquisitions and events or developments that the company expects are forward-looking statements. Although Vintage believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

     Vintage Petroleum, Inc. is an independent energy company engaged in the acquisition, exploitation, exploration and development of oil and gas properties and the marketing of natural gas and crude oil. Company headquarters are in Tulsa, Oklahoma, and its common shares are traded on the New York Stock Exchange under the symbol VPI.

                                -Table Follows-

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
                             VINTAGE PETROLEUM, INC.
                            REVISED TARGETS FOR 2001
-----------------------------------------------------------------------------------------------

Oil production (MMBbls):                                                                Revised
                                                                                         2001
                                                                                        Target
                                                                                        -------
            U.S.                                                                          8.3
            Canada                                                                        1.6
            Argentina                                                                    10.6
            Other                                                                         1.5
            Total                                                                        22.0

Gas production (Bcf):

            U.S.                                                                         33.8
            Canada                                                                       22.5
            Argentina                                                                     9.8
            Bolivia                                                                       8.9
            Total                                                                        75.0

Total MMBOE                                                                              34.5

Net realized price as a percent
 of NYMEX - Total Company:
 (before impact of hedging)
            Oil                                                                            82%
            Gas                                                                            76%

DD&A per BOE (oil and gas only)                                                         $4.62
LOE per BOE                                                                             $6.27
G&A per BOE                                                                             $1.45

Non-Acquisition Capital Spending Budget ($ in millions)                                 $ 238

Cash Flow (before working capital changes) ($ in millions):
            2001 Assumed NYMEX - $26.45 oil and $4.46 gas                               $ 350
EBITDAX (in millions)                                                                   $ 490

NYMEX:
  Oil - Average of the daily settlement price for the near-month contract for light crude oil as quoted on the New York Mercantile Exchange.

  Gas - Average of the settlement price per MMBtu for the last 3 trading days for the applicable contract month for natural gas as quoted on the New York Mercantile Exchange.

Targets do not reflect any future acquisitions or dispositions.
EBITDAX: Earnings before interest, taxes, DD&A and exploration expenses See "Growth Targets for 2001 Revised" and "Forward-Looking Statements" elsewhere in the release.

                                -Table Follows-

                            VINTAGE PETROLEUM, INC.
                            REVISED TARGETS FOR 2002
-----------------------------------------------------------------------------------------------

Oil production (MMBbls):                                                                Revised
                                                                                         2002
                                                                                        Target
                                                                                       --------
            U.S.                                                                          6.9
            Canada                                                                        2.5
            Argentina                                                                    12.1
            Other                                                                         1.5
            Total                                                                        23.0

Gas production (Bcf):

            U.S.                                                                         28.5
            Canada                                                                       43.8
            Argentina                                                                    10.0
            Bolivia                                                                       9.3
            Total                                                                        91.6

Total MMBOE                                                                              38.3

Net realized price as a percent
 of NYMEX - Total Company:
 (before impact of hedging)
            Oil                                                                            83%
            Gas                                                                            78%

DD&A per BOE (oil and gas only)                                                         $5.16
LOE per BOE                                                                             $6.11
G&A per BOE                                                                             $1.47

Non-Acquisition Capital Spending Budget ($ in millions)                                 $ 270

Cash Flow (before working capital changes) ($ in millions):
            2002 Assumed NYMEX - $22.00 oil and $3.25 gas                               $ 275
EBITDAX (in millions)                                                                   $ 374

NYMEX:
  Oil - Average of the daily settlement price for the near-month contract for light crude oil as quoted on the New York Mercantile Exchange.

  Gas - Average of the settlement price per MMBtu for the last 3 trading days for the applicable contract month for natural gas as quoted on the New York Mercantile Exchange.

Targets do not reflect any future acquisitions or dispositions.
EBITDAX:     Earnings before interest, taxes, DD&A and exploration expenses
See "Revised Targets Set for 2002" and "Forward-Looking Statements" elsewhere in the release.

                                      -30-